

April 1, 2011

Robert M. Knight, Jr.
Chief Financial Officer
Union Pacific Corporation
1400 Douglas Street
Omaha, Nebraska 68179

>   **Re: Union Pacific Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed February 4, 2011**
>   **File No. 001-06075**

Dear Mr. Knight:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

1. We note that other expenses increased during 2010 as a result of a one-time payment of $45 million relating to a transaction with CSXI. We also note per a news release on your website dated February 24, 2010 a program called UMAX that was created by CSXI and Union Pacific as a new domestic interline container service. Please tell us the nature of the transaction resulting in the above payment including whether the payment related to the UMAX program and also tell us what impact this program has had on operations including whether what portion, if material, of the 20% increase in revenue in 2010 resulted from this program. If this program has had a material impact on operations or is reasonably expected to have a material impact on future operations, tell us why it has not been discussed in MD&A.

Note 11 – Properties, page 73

2. Please expand the last paragraph on page 74 (property and depreciation section) to disclose the amount of repairs and maintenance expense that has been incurred in each reporting period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at 202-551-3307 or Joe Foti at 202-551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief